EXHIBIT 17.1
Pin Pin Chau
July 24, 2008
Mr. Tommy Wu
Chairman, President and CEO
UCBH Holdings, Inc.
United Commercial Bank
555 Montgomery Street
San Francisco, CA 94111
Dear Tommy:
As you know, since January 2008, I have been considering the possibility of joining an organizing group for a bank targeting the medical community in Georgia. As such and to avoid any conflict of interest, I am resigning from my position as a director on the Board of Directors of UCBH Holdings, Inc. and United Commercial Bank to pursue this opportunity effective July 25, 2008.
I have very much enjoyed my tenure on the board, working with a group of dedicated and talented colleagues, and I wish you and the board continued success.
Sincerely yours,
/s/ Pin Pin Chau